Exhibit 10.1

STATE OF CONNECTICUT
PUBLIC UTILITIES REGULATORY AUTHORITY
TEN FRANKLIN SQUARE
NEW BRITAIN, CT 06051

DOCKET NO. 16-07-0916-07-09
APPLICATION OF CONNECTICUT WATER SERVICE, INC. AND THE HERITAGE VILLAGE WATER COMPANY FOR APPROVAL OF CHANGE OF CONTROLAPPLICATION OF CONNECTICUT WATER SERVICE, INC. AND THE HERITAGE VILLAGE WATER COMPANY FOR APPROVAL OF CHANGE OF CONTROL

December 5, 2016

By the following Commissioners:

John W. Betkoski, III
Michael A. Caron

Lead Staff: M. Szul
Legal Advisor: T. Caruso

DECISION

TABLE OF CONTENTS

I.INTRODUCTION    1
A.Summary    1
B.Applicants’ Proposal    1
C.Conduct of the Proceeding    2
D.Parties and Intervenors    2
E.Public Comment    3
II.Authority ANALYSIS    3
A.The Town of Southbury Right of First Refusal    3
B.Pomperaug River Watershed Coalition, Southbury and CWS Meetings    4
C.Engineering    5
1.Current Status of HVWC    5
2.Current Status of CWS    6
3.Capital Improvements to HVWC    7
4.Non-Revenue Water    8
5.Rules and Regulations of the Heritage Village Water Company    8
D.Rate Impact of Acquisition    9
E.Purchase Price, Stock for Stock Merger and Acquisition Premium    10
1.Financial Suitability and Responsibility    13
F.CWS Suitability to Acquire HVWC    18
1.Financial, Technological and Managerial Suitability    18
2.Safe, adequate and reliable service to the public    18
3.Summary    19
G.Section 16-47 Request For Change of Control    19
H.Customer Service    19
III.Findings of Fact    20
IV.Conclusion and Orders    24
A.Conclusion    24
B.Orders    24

Docket No. 16-07-09	Page 1

DECISION

I.INTRODUCTION

A.    SUMMARY

In this Decision, the Public Utilities Regulatory Authority approves the Heritage Village Water Company and Connecticut Water Service, Inc. request for approval of a change of control of the Heritage Village Water Company. The Public Utilities Regulatory Authority approves a purchase price of $20.9 million, which reflects $16.1 million in a stock for stock merger and $4.8 million in debt of Heritage Village Water Company. After the transaction, the Heritage Village Water Company will become a direct, wholly-owned subsidiary of Connecticut Water Service, Inc.

B.    APPLICANTS’ PROPOSAL

Pursuant to §16-47 of the General Statutes of Connecticut (Conn. Gen. Stat.), Connecticut Water Service, Inc. (CWS or Company) and the Heritage Village Water Company (HVWC or Heritage together, the Applicants) filed on July 7, 2016, a joint application (Application) with the Public Utilities Regulatory Authority (Authority or PURA), requesting approval of a change of control of HVWC via a stock for stock exchange in which CWS will acquire 100% of the issued and outstanding common shares of HVWC, in accordance with an Agreement and Plan of Merger (Agreement) dated May 10, 2016. HVWC will maintain its current name and will become a sister company to the Connecticut Water Company (CWC) and the Maine Water Company, and become a wholly-owned subsidiary of CWS. The acquisition of HVWC will be executed through a stock for stock merger transaction valued at approximately $16.1 million. The acquisition reflects a total enterprise value of approximately $20.9 million, including the assumption by CWS of approximately $4.8 million debt of HVWC. The acquisition will not affect the rates or service for any of HVWC customers until Heritage files its next general rate increase. Application, pp. 2, 3 and 4. The Rules and Regulations of the Heritage Village Water Company will not change as they were approved in the Authority’s April 29, 2015, Decision in Docket No. 14-11-07, Application of Heritage Village Water Company to Amend Rate Schedules (2015 Rate Decision). Tr. 9/16/16, pp. 90 and 91. The distribution system is approximately 50 years old and the existing mains are not expected to need replacement in the immediate future. Tr. 9/16/16, pp. 83, 84 and 88 – 90. Thus, the Water Infrastructure and Conservation Adjustment (WICA) program will not be introduced to HVWC’s distribution system.

CWS is a holding company as defined in Conn. Gen. Stat. §16-47. CWC is a public service company, as defined by Conn. Gen. Stat. §16-1(a)(3) and HVWC is a water company, as defined by Conn. Gen. Stat. §16-1(a)(6). HVWC is a regulated water company under the Authority’s jurisdiction. Application, pp. 6, 11 and 12. Upon completion of the merger, HVWC customers will remain customers of Heritage. Application, p. 4.

HVWC will remain subject to the Authority’s jurisdiction post acquisition and it will continue to provide safe, adequate and reliable service to the public through its plant,

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equipment and way of operations. The change of control is in the public interest because it will provide benefits to both CWS’ subsidiaries, the CWC’s and HVWC’s customers, will increase the reliability and adequacy of water service, reduce costs through economies of scale, operating expenses and improve customer service. Application, p. 2.

C.    CONDUCT OF THE PROCEEDING

By Notice of Inspection dated August 25, 2016, the Authority scheduled an inspection on September 29, 2016. By Notice of Rescheduled Inspection dated August 31, 2016, the inspection was moved to September 8, 2016, but this inspection was canceled. By second Notice of Rescheduled Inspection dated September 1, 2016, the inspection was conducted on September 15, 2016, of the Heritage Village Water and Wastewater plants and facilities.

By Notice of Hearing dated September 7, 2016, the Authority held an evidentiary hearing on September 16, 2016, at the PURA offices, Ten Franklin Square, New Britain, CT. A hearing for public comment only was held on September 27, 2016, in the Sarah Cooke Hall Activities Building, 11 Heritage Way, Southbury, Connecticut and continued at 6:00 p.m. that day in the Southbury Town Hall 501 Main Street South, Southbury, Connecticut. The Authority scheduled continued evidentiary hearings on September 27 and 30, 2016, at its offices. By Notice of Canceled Hearing dated September 26, 2016, these hearings were canceled. A Late Filed Exhibit hearing scheduled for October 14, 2016, was cancelled on October 13, 2016.

By Notice of Close of Hearing dated November 14, 2016, the Authority closed the record in this proceeding.

On November 22, 2016, the Authority issued a proposed final draft Decision in this matter. All Parties and Intervenors were provided the opportunity to submit written exceptions and to present oral arguments on the proposed final draft Decision.

D.	PARTIES AND INTERVENORS

The Public Utilities Regulatory Authority recognized Connecticut Water Service, Inc., 93 West Main Street, Clinton, CT 06413; The Town of Southbury, 501 Main Street South, Southbury, CT 06488; The Heritage Village Water Company, 465 Heritage Road, Southbury, CT, 16488; the Office of Consumer Counsel; Ten Franklin Square, New Britain, CT 06051-2655; and the Commissioner of the Department of Energy and Environmental Protection, 79 Elm Street, Hartford, CT 06106, as Parties to the proceeding.

Heritage Village Master Association and Pomperaug River Watershed Coalition were designated as Intervenors.

E.	PUBLIC COMMENT

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By letter dated August 10, 2016, the Authority requested CWS to submit a draft Customer Notice pursuant the requirements of Conn. Gen. Stat. §16‑19(a) to be sent to HVWC customers. The Authority required the Customer Notice to contain the date, time and location of all scheduled hearings, as well as information regarding the potential billing impact on current Heritage customers if the proposed acquisition were approved. CWS filed its Customer Notice with the Authority on August 23, 2016, thus was subsequently approved on September 7, 2016.

During the two public hearings on September 27, 2016, approximately 110 people attended. Of this total, 11 people provided comments.

Most customers that spoke were not opposed to the Application, but expressed concern regarding water supply and drought situations. Some customers questioned the possibility of individual meters and water conservation. Tr. 9/27/16, pp. 21 and 22, 32-37. The Pomperaug River Watershed Coalition (PRWC) a nonprofit organization for the purpose of safeguarding water resources within the 90 square mile Pomperaug River watershed, discussed concerns associated with relying on the Pomperaug aquifer. PRWC requested that the Authority consider four current issues affecting the aquifer as well as the planning of future use of the watershed. These issues included the planned construction of the Towantic power plant in Oxford that could potentially require large quantities of water; the CWS interconnection with HVWC that has the potential to minimize current HVWC demands from the Towantic facility as well as providing water to the HVWC system during periods of critical stream flow and ground water levels; current water conservation plans, such as metering non-metered accounts as well as offering new customer incentives to reduce water demands and groundwater and stream flow concerns affecting the watershed. Tr. 9/27/16, pp. 72 and 73.

The Authority also received five letters regarding the Application. The letters focused on water quality, the ongoing drought, water conservation and possible future rate increases.

II.    AUTHORITY ANALYSIS

A.    THE TOWN OF SOUTHBURY RIGHT OF FIRST REFUSAL

The 1969 Connecticut Special Acts No. 110 (Special Act) created and incorporated the HVWC as a specially chartered Connecticut corporation. The Special Act stated that should HVWC receive a bona fide offer for its sale which it intends to accept, it shall give notice to the Town of Southbury (Southbury). Southbury may, within 90 days, after receipt of that notice, exercise its right to purchase HVWC on the same terms and conditions as the pending CWS transaction. Therefore, Southbury was granted Right of First Refusal to purchase HVWC. Southbury Petition dated July 7, 2016, Exhibit A.

Southbury received notice of the transaction on May 10, 2016, which started the statutory 90-day right of first refusal period. CWS Response to Motion No. 1. Southbury requested an extension of time and on August 5, 2016, the Superior Court for the Judicial District of Waterbury entered an Order granting Southbury an extension of time until

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November 14, 2016, by which to exercise the right of first refusal. As of November 16, 2016, HVWC has received no offer from Southbury. Heritage letter dated November 16, 2016.

The transaction between the Applicants is structured as a non cash transaction. The HVWC’s shareholders will exchange shares of their stock for CWS’ stock worth approximately $16.1 million. CWS will also assume HVWC’s debt of approximately $4.8 million worth. After the merger, HVWC charter provisions will remain intact. The surviving corporation will be HVWC which will become a direct, wholly-owned subsidiary of CWS. Application, Exhibit A.2, p. 3.

Southbury also indicated its interest in protecting and preserving of the Pomperaug River Water Basin as HVWC is authorized to construct, repair, maintain and use reservoirs, drilled wells construct canals or aqueducts or pipes as be necessary. Southbury Petition dated July 21, 2016, pp. 2 and 3, Motion No. 1. Southbury had right of first refusal. Those rights lapsed when Southbury failed to exercise them within the allowable timeframe. Heritage letter dated November 16, 2016.

B.	POMPERAUG RIVER WATERSHED COALITION, SOUTHBURY AND CWS MEETINGS

The PRWC is concerned with the Pomperaug River water basin resources because the Pomperaug River and its major tributaries, the Nonnewaug and Weekeepeemee Rivers, are not supporting aquatic life due to low stream flows. The low stream flow might be severe in times of drought. The PRWC acknowledged that existing issues are beyond the control of HVWC and CWS but believed they should be discussed during the acquisition process. Therefore, PRWC arranged meetings to discuss the Pomperaug River as a water resource, water customers’ needs, water planning action, and existing interconnection at Judd Road in western Middlebury, customers’ water demands on the Pomperaug River, the Towantic Power Plant in Oxford (TPPO) and its water demands, water conservation and water use reduction program. These issues require more discussion; therefore, CWS will continue to meet with the PRWC and Southbury. The PRWC and CWS stated that these meetings have been informative and have advanced the process of fulfilling groundwater and stream flow protection planning strategies. PRWC Letter dated September 15, 2016; Tr. 9/16/16, pp. 79-81.

The PRWC requested that the Authority identify water conservation among Heritage and revise emergency contingency plan (ECP). PRWC Written Exceptions, p. 2. The updated water supply plan (WSP) requires the company to include water conservation as well as ECP. The Authority will review those issues in the HVWC’s updated WSP. The PRWC also requested that the Authority order CWS to meet with PRWC and Southbury at least quarterly during the first year of operation and to provide PRWC the opportunity to collaborate on the development of a long-term operation plan that seeks to mitigate the impacts on the Pomperaug River while meeting the public water supply needs of HVWC and CWC customers. The PRWC also requested that HVWC develop an agreement that will define the TPPO water needs. Id. The Authority finds that those issues have been discussed during PRWC, Southbury and CWS meetings and will continue to be discussed

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in future meetings. Tr. 9/16/16, pp. 79-81. Therefore, the Authority deems that PRWC’s request for an order to not be necessary.

The PRWC also requested that the Authority recognize the critical importance of the HVWC’s wastewater system operation. Although the wastewater system is not discussed in this Decision, PURA recognizes its importance to the environment. CWS has knowledge of HVWC’s systems and its operations and is currently maintaining Heritage operations and will continue to manage the wastewater system after acquisition. As a current operator of the HVWC system, CWS proved its understanding of complex water and wastewater operations and regulations. Therefore, the Authority is of the opinion that CWS will continue to provide safe, adequate and reliable services for the HVWC water and wastewater operations.

C.	ENGINEERING

1.    Current Status of HVWC

HVWC is located in Southbury, CT. Application, Exhibit A.1, p. 4. HVWC construction started in late 1960 and was completed around 1977. Tr. 9/16/16, pp. 83 and 84. HVWC provides water service to the towns of Southbury, Middlebury and Oxford. The HVWC system serves currently 4,844 water customers and 3,040 wastewater customers with net utility plan of $28.1 million. Application, Exhibit A.1, p. 4; Exhibit EWT-1. Currently, of 4,844 water customers 2,392 are metered service customers. Response to Interrogatory EN-5. HVWC’s water and wastewater system is managed by CWC’s professional manager. Application, Exhibit D, p. 306; Response to Interrogatory EN–21; Tr. 9/16/16, pp. 91-93. HVWC’s distribution system consists of over 421,968 feet, (about 80 miles) of transmission and distribution water mains, ranging in size from 2-inch to 16-inch of transite, cast and ductile iron, polyvinyl chloride (PVC), permastran (fiber glass) and copper K pipe. Response to Interrogatory EN-3, Exhibit EN-3, p. 6.

Currently the HVWC water system has an available water supply of 2.54 million gallons per day (mgd), which includes 0.5 mgd supply from the existing interconnection between HVWC and CWC. Application, Exhibit A.3, p. 6. The water distribution system is supplied by five active wells from the Pomperaug Aquifer located within the Heritage Village Country Club in Heritage Village. The total well field pumping capacity, of the five active wells is 1,810 gallons per minute (gpm) (2.606 mgd). Department of Energy and Environmental Protection’s (DEEP) Diversion Registration authorizes the HVWC to divert up to 2.052 mgd from its wells. Response to Interrogatory EN-17. The maximum daily demand (MDD) water production between 2011 through 2015 fluctuated between 1,663,485 gpd – 1,879,823 gpd. The highest MDD of 1,879,823 gpd was in 2011 and the lowest MDD of 1,663,485 gpd was in 2014. Response to Interrogatory EN-19. The water system has one inactive well which is considered an emergency well with an estimated yield of 225 gpm (0.324 mgd). The water is chemically treated and has four chemical pumps, three in use and one spare. Response to Interrogatory EN‑3, Exhibit EN-3, pp. 2 and 3.

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To supply water to high elevation service areas, the HVWC uses three pump stations: East Hill, Peck Lane and Church Road. The East Hill and the Peck Lane pump stations have four pumps each. The Church Road station has two pumps. The HVWC also has three generators. The system has two water storage tanks located in Heritage Village and in Middlebury. The Heritage Village tank serves low pressure zone customers and the Middlebury tank serves high pressure zone customers. Response to Interrogatory EN‑3, Exhibit EN-3, pp. 4 and 5.

The HVWC received an Order, DWS13‑130-024, from the Department of Public Health (DPH) for overdosed chemical at the Heritage Water Treatment Plan. The chemical overdose caused a burning sensation on the customer’s skin. Response to Interrogatory EN-8, DPH Order dated March 25, 2013, p. 2. The HVWC resolved the problem and the DPH Order was closed on September 12, 2013. Response to Interrogatory EN‑8, DPH letter dated September 12, 2013. The HVWC also received a Notice of Violation (NOV), from the DEEP on March 5, 2014, for violating Section 22a‑430-3(k) and Section 430-3(k)(4) of the Regulations of Connecticut state Agencies (Conn. Agencies Regs.). The NOV was issued for sewage bypasses and collection system maintenance. HVWC resolved the issue and the NOV was closed on May 8, 2014. Response to Interrogatory EN-8, DEEP Closure Letter dated May 8, 2014. HVWC is currently in compliance with all required regulations. Response to Interrogatory EN-16. HVWC conducted cross connection surveys in 2013, 2014 and 2015, pursuant to the Regulations of Connecticut State Agencies (Conn. Agencies Regs.) Section 19-13 B102(f)(2) that meets the requirements of those regulations. Response to Interrogatory EN-4.

The HVWC has an interconnection with the CWC Naugatuck Water Supply System at Judd Road in western Middlebury. The DEEP’s General Diversion Permit and the DPH’s Sale of Excess Water Permit authorizes a transfer up to 0.5 mgd water from CWC to HVWC. Application, Exhibit A.3, p. 6; Response to Interrogatory EN-17, Section 3.1 Interconnections; Tr. 9/16/16, pp. 23 and 24. CWS is aware of the systems' needs. Response to Interrogatory EN-21. CWC has been providing operations and other support services to the HVWC system for more than a decade. In 2015, HVWC paid a $237,296 management fee to CWC for the operation of the system. Application, HVWC 2015 Annual Report, p. 306, line 7. After the change of control, the management fee will be eliminated and HVWC will be assessed the cost of CWS staff time. Tr. 9/16/16, pp. 91-93.

2.    Current Status of CWS

CWS is the parent company of CWC. CWC has a long record of providing high quality drinking water service to families and communities to approximately 92,000 customers in 56 towns across Connecticut. CWC is largely made up of small and medium size water systems. CWS had total assets of $745.241 million and operating revenues of $15.052 million as of June 30, 2016. Application, Exhibit E, pp. 47 and 48; Responses to Updated Interrogatories FI-8 and FI-34. Since 1986, CWS has acquired 58 small water systems serving a total of approximately 14,000 customers. Application, Exhibit A.1, p. 7. Currently, CWS has 192 employees and is the largest domestically based, investor‑owned water company in Connecticut. Application, Exhibit A.1, p. 3.

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The transaction will permit CWS to better integrate its existing water supply resources and future conservation plan. CWS is committed to continue working with Southbury and PRWC to manage the HVWC water resources, including ways to promote water conservation among Heritage customers. Specifically, it will perform a study with Southbury and PRWC of the interactions of water system operations and the Pomperaug River and to develop a long term operations plan to mitigate impacts on the Pomperaug, while meeting the public water supply needs of CWC and HVWC customers. CWS will also work with TPPO on an agreement to address TPPO water needs and will include the ECP in its updated WSP.

3.    Capital Improvements to HVWC

The HVWC water system is approximately 50-year old. In the past five years, HVWC made many improvements to its water and wastewater systems and invested $529,516 in the water system alone. Response to Interrogatory EN-9, HVWC, Water Division Table. The water system is in good condition and no improvements are scheduled for the next year. Response to Interrogatory EN-10. CWS does not plan to introduce a WICA program in the HVWC due to low main breaks history. Tr. 9/16/16, pp. 87-89.

The HVWC’s five-year improvement schedule consisted of an update to its water supply plan for $18,000; well rehabilitation for $25,000 and storage tanks inspections which was currently completed. The results of the inspection are discussed below.

The Heritage Village tank and the Middlebury tank were inspected in 2016. The next inspection for both tanks should be completed in 2021. The Heritage Village tank requires the following improvements to meet current sanitary requirements:

1.	Extend roof hatch neck a minimum 4-inch above the tank roof and install a new cover.

2.	Add a rubber duckbill check valve to the end of the pipe.

3.	Repair a steel roof vent coating.

4.	Apply a water proof treatment to the entire roof.

Similarly, the Middlebury tank needs new roof hatches replaced with either modern rain-proof Bilco hatches or with raised steel hatch necks and covers. Late Filed Exhibit No. 7.

Based on the above, the Authority will require CWS to provide a schedule for these repairs.

The HVWC submitted its 20-year improvement schedule which contains well rehabilitation and/or replacement, new source of supply, additional atmospheric storage or looping of the water main in Oxford, transmission, pumping, emergency power generation, storage and treatment improvements and the replacement of smaller diameter water mains. These improvements will be completed as needed. The HVWC has not submitted and estimate cost for these improvements, except $500,000 for additional atmospheric storage or looping of the water main in Oxford. HVWC also submitted the

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50-year improvement schedule proposing similar projects to those contained in the 20-year improvement schedule. Response to Interrogatory EN-12. The Authority agrees with the proposed improvement schedule.

Based on MDD and available water supply, the HVWC has enough water capacity for the next five years. However, due to the population growth, the Authority noticed that CWS will be required an additional water supply source in the next 20 years.

The wastewater system was completely upgraded with a total cost of $11,898,266. Response to Interrogatory EN-9, HVWC, Sewer Division Table. Therefore, no major improvements are required.

4.    Non-Revenue Water

Non-revenue water (NRW) is the difference between the volume of water produced or purchased by a company and the volume of water delivered to its customers. NRW losses may be due to theft and illegal connections, water used at unmetered connections, fire hydrant usage, overflowing tanks and leakage within the distribution system. A company can reduce NRW by implementing leakage management techniques and main replacement programs.

At a minimum, 85% of the water produced by a water system be used to supply its customers. Therefore, the Authority requires that a water system should not have more than 15% NRW, which is the National Association of Regulatory Utility Commissioners accepted guidelines. It is important that all water companies continue to initiate supply and demand management techniques to curtail high NRW levels.

The HVWC provided NRW percentages for 2011, 2012, 2013, 2014 and 2015 as shown below:

Description Thousands of Gallons (TG)	2011	2012	2013	2014	2015
Water Production (TG)	362,548	370,574	374,962	376,761	379,817
Water Revenue (TG)	332,290	345,871	342,052	339,081	339,725

% of NRW	8%	7%	9%	10%	11%

Late Filed Exhibit No. 8.

The NRW level of the HVWC water system has been below the Authority’s 15% for the last five years. Also, HVWC has experienced a low number of main breaks over the same time period: 2011 – 1, 2012 – 0, 2013 – 1, 2014 – 3 and 2015 -1. Those have also contributed to low NRW. Late Filed Exhibit No. 8. The Authority expects CWS to continue to monitor and maintain the required NRW levels.

5.    Rules and Regulations of the Heritage Village Water Company

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The current HVWC’s Rules and Regulations will not change as they will remain the same for Heritage’s customers after the acquisition.

D.	RATE IMPACT OF ACQUISITION

Post-acquisition CWC and the HVWC will remain stand‑alone entities under CWS. The Company is not proposing any changes to the rates or any conditions to the water or sewer service for the HVWC at this time. The HVWC will retain its existing water and sewer rates that were approved by the Authority in the 2015 Rate Decision. The HVWC will continue to file its rate applications as a stand-alone entity unless or until, it is merged into CWC. Furthermore, as long as CWC and HVWC remain separate companies, each company respective cost of service study will only be submitted when filing rate applications. Westbrook PFT, p. 3; Response to Interrogatory RA-1.

As of year ended December 31, 2015, income from the HVWC’s Water and Sewer Divisions were $1,817,132 and $1,714,788, respectively. The HVWC currently has 2,392 metered customers and 2,452 flat rate customers for a total of 4,844 water customers, plus 3,040 sewer customers. CWC’s operating revenue for fiscal year 2015 was $78.8 million. CWC is the largest domestically based, investor-owned water company in Connecticut serving nearly 92,000 customers. Responses to Interrogatories RA-5 and EN-5; Thornburg PFT, p. 3; Tr. 9/26/16, pp. 28-30.

The HVWC does not have a WICA program and CWS stated that at this time is does not have enough information to determine if a WICA program would be beneficial or necessary for HVWC to institute. Therefore, the HVWC would not be assessing a WICA surcharge/surcredit immediately after the acquisition. Going forward, the HVWC’s Revenue Adjustment Mechanism (RAM) and Earning Sharing Mechanism (ESM) filings will be submitted based on CWS’ existing audited accounting methods to comply with Orders No. 10 and 11 from the 2015 Rate Decision that pertained to the RAM and ESM. Since CWC will continue to be a separate subsidiary of CWS, CWC’s WICA, RAM and ESM will only be charged to its own customers. Application, Benoit PFT, pp. 6 and 7; Response to Interrogatory RA-1.

CWC and the HVWC have an existing water interconnection agreement that was installed under a Supply, Installation and Service Agreement on December 3, 2008 in Middlebury, Connecticut. The interconnection agreement specified that CWC is allowed to supply a daily rate of water of 0.5 mgd from CWC to the HVWC under the diversion and sale of excess water permits issued by the DEEP and the DPH. This agreement does not provide any take or pay provisions. Using the existing interconnection will have no immediate impact on HVWC customers’ rates post-acquisition as there is no request to change rates in the Application. CWC’s current rate structure includes a Sales for Resale rate, which is charged to HVWC for any water that it purchases from CWC. The Sales for Resale rate is equal to its commercial rate in CWC’s Main Division. CWC will account for those revenues both pre-merger and post-merger as it currently does for Sales for Resale. CWC stated that the current interconnection agreement does not need to be modified or altered as both CWC and the HVWC will remain companies that are parties to the

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agreement. If CWC and the HVWC merged together, the Sales for Resale rate would be eliminated. Response to Interrogatory RA-4 and Exhibit RA-4; Tr. 9/26/16, pp. 25 and 26.

CWS stated that this transaction is a win/win situation for all stakeholders. In the long run, CWC and CWS can serve customers at a cost that is lower than the HVWC cost if it were to continue to operating as a stand-alone entity. The HVWC customers will benefit due to decreased cost of operations and merger synergies. Certain costs are expected to be lower, over time, as a result of this transaction. Current operating costs are expected to be lower, such as current contractual obligations from CWS’ non-regulated subsidiary, New England Water Utility Services (NEWUS). Costs from some of those services will now be captured through an allocation of corporate costs from CWC without any profit margin found in the unregulated operations. Additional savings may be found in parent company management fees currently provided by Heritage Development Corporation. CWS stated that it would track synergy savings post-merger, and present a clear, transparent approach to the sharing of savings next time it seeks to modify the rates of the HVWC. Application, Benoit PFT, p. 5; Response to Interrogatory RA-1.

Based on the information provided above, the Authority finds, from a rates perspective, that the merger is in the best interest of HVWC, CWS and CWC.

E.	PURCHASE PRICE, STOCK FOR STOCK MERGER AND ACQUISITION PREMIUM

The purchase price of $16,115,760 was determined through a negotiation process between CWS and the HVWC. Response to Interrogatory FI-39; Tr. 9/16/16, p. 53. To effectuate this change of control, the acquisition of the HVWC will be executed through a stock for stock merger transaction. In a stock for stock merger, the acquiring company being CWS proposes to the target firm, HVWC, a payment of a certain number of its equity shares in exchange for all of the target company’s shares. If the target company accepts the offer, which includes a specified exchange ratio, the acquiring company issues certificates to the target firm’s shareholders, entitling them to trade in their current shares for rights to acquire a pro rata number of the acquiring firm’s shares. The acquiring firm issues new shares that add to its total number of shares outstanding to provide shares for all the target firm’s shares that are being converted.

The parameters of the CWS/HVWC stock for stock merger are set by the exchange ratio. The exchange ratio is the relative number of new shares that will be given to existing shareholders of a company that has been acquired or merged with another. In the CWS/HVWC stock for stock merger, the exchange ratio is determined as follows:

1.
If the CWS share price is equal to or greater than $39.45 but less than or equal to $41.45, then the exchange ratio shall be 240 (i.e., each share of Company Common Stock shall be converted into the right to receive 240 shares of CWS Common Stock).

2.	If the CWS share price is less than $39.45, the exchange ratio shall be equal to (A) $9,468 divided by (B) the CWS share price, rounded to the nearest hundredth.

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3.
If the CWS share price is greater than $41.45, the exchange ratio shall be equal to (A) $9,948 divided by (B) the CWS share price, rounded to the nearest hundredth. The CWS share price shall be equal to the average of the closing price of the shares of CWS common stock as reported by the NASDAQ for the 20 trading days immediately preceding the third trading day prior to the effective time. The closing price of CWS common stock for each day shall be the last reported sales price on the NASDAQ, or, if there is no transaction on any such day, the average of the bid and asked prices on that day.

Application, Exhibit B, p. 7.

It is estimated that 322,000 of the CWS shares will be needed to effectuate the closing. Application, Benoit PFT, p. 5. The 322,000 shares are the number of shares of CWS that will be exchanged for the 1,620 shares of HVWC should the CWS share price be greater than $41.45. As CWS prepared this change of control application, the CWS share price was approximately $50. As a result, the formula calls for the CWS share price to be divided into $9,948 to determine the exchange ratio which is shown in the following calculation:

$9,948/$50 per share = 198.96 (round to 199)
1,620 shares times 199= 322,380

Response to Interrogatory FI-49.

The acquisition premium for this transaction is determined using the capitalization of the HVWC and is shown in the following calculation:

	Book Value 12/31/15	Purchase Price	Acquisition Premium (Enterprise Value-Purchase price)
HVWC Common Equity	$4,540,696	$16,115,760
Long-Term Debt	$4,757,325	$4,757,325
Total Capitalization (Enterprise Value)	$9,298,021	$20,873,085	$11,575,064

Late Filed Exhibit No. 3.

The purchase price paid for the HVWC stock is calculated with the expectation that the CWS share price will be more that the $41.45 in the collar value of CWS stock exchanged for each HVWC share. This equates to $16,115,760 ($9,948 * 1,620 HVWC shares outstanding). Application, Exhibit B, p. 7; Late Filed Exhibit No. 3. This transaction calls for the assumption of all debt of HVWC by CWS which is $4,757,325.

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The Authority accepts the above calculation of an $11,575,064 (20,873,085 - $9,298,021) acquisition premium. CWS stated that it is not requesting the recovery of the acquisition premium in the instant proceeding. However, in a later rate proceeding for the HVWC, treatment of the acquisition premium will be requested to be shared between shareholders and ratepayers with a portion to be in rate base and a portion to be treated as goodwill. CWS understands that any future shared savings and/or recovery of a portion of the acquisition premium is subject to the Authority’s ruling in a future rate proceeding. Application, p. 9.

The Authority takes particular note of water company acquisition dockets involving acquisition premiums. The Authority believes consideration should be given on a case by case basis for the approval of acquisition premiums given the circumstances of the acquisition. See the Decision dated August 22, 2012 in Docket No. 12-03-08, PURA and DPH Review of Joint Application of Aquarion Water Company of Connecticut, United Water Works, Inc. and United Water Connecticut, Inc. for Approval of a Change of Control of United Water of Connecticut Inc. and Merger of United Water Connecticut Inc. Into Aquarion Water Company of Connecticut where the Authority stated “Given the unique benefits and circumstances of this proposed merger and the benefits that will accrue to this region from a unified move toward further consolidation, the Authority approves the Company’s request to include the proposed acquisition premium for future ratemaking treatment.” Decision, p. 22. The Authority has also ruled against including acquisition premiums, based on the special circumstances of the case, in the Decision dated December 24, 2008 in Docket No. 08-08-15 Joint Proceeding of DPH and DPUC for the Application of The Connecticut Water Company for Change of Control of the Ellington Acres Company and Merger of Ellington Acres Company with and into The Connecticut Water Company. In that Decision, the Authority stated “Based upon CWC’s proposed accounting treatment using CWIP and specific circumstances involved in this particular transaction, the DPUC concurs that there is no acquisition adjustment.” Decision, p. 13. Although no specific acquisition premium was allowed, the Ellington Acres price was in excess of the book value and the Authority recognized that acquisitions which generate customer savings can result in sharing benefits between customers and shareholders of the acquiring company. Due to this sharing of benefits, CWC was allowed certain rate base amounts. Lastly, in the Decision dated August 4, 1999 in Docket No. 99-03-23, Application of Connecticut Water Services Inc. For Approval to Own Common Stock of Crystal Water Utilities Corporation, the Authority stated “The Department recognizes that this Decision is not the appropriate forum to make a ruling on recovery of a purchase price premium. However, it should be noted that the Department has historically not allowed recovery of this type of premium through such mechanisms as purchase price premium adjustments to the Company’s asset base.” Therefore, the Department advises CWS that proceeding with this transaction with the expectation that the Department would change its ratemaking policies is speculative.” Decision, p. 4. Accordingly, the Authority advises CWS that it should not proceed with this HVWC transaction with a guaranteed expectation that the Authority will allow such acquisition premium. The Authority will review the issue of acquisition premium at the next rate case taking into consideration the facts of each case.

Docket No. 16-07-09	Page 13

1.    Financial Suitability and Responsibility

a.    Connecticut Water Service

CWS is one of the ten largest investor-owned water utilities in the country with a market capitalization of more than $580 million. Non-regulated operations account for approximately 8% of its consolidated net income. Response to Interrogatory FI-23, p. 4. The active wholly-owned subsidiaries of CWS are the following:

1.	The CWC and Maine Water Company are regulated public utility water companies and collectively serve 123,633 customers in 77 towns throughout Connecticut and Maine.

2.	Chester Realty operates as a real estate company in the business of rental property.

3.	NEWUS is engaged in non-regulated water-related services including the maintenance of pipes, emergency drinking water, pool water and contract operations.

Application, Exhibit E, p. 50.

The Authority analyzed CWS income statements, balance sheets and cash flow statements and found them financially strong and more than able to effectuate the Heritage change of control transaction. The following is a summary income statement for CWS:

	12/31/13 ($000)	121/31/14 ($000)	12/31/15 ($000)	6/30/16 ($000)
Operating Revenues	91,481	94,020	96,041	47,607
Total Operating Expenses	69,399	68,856	69,399	32,555
Net Operating Revenues	21,993	25,164	26,642	15,052
Net Income	18,269	21,319	22,761	13,091
Preferred Stock Dividend	38	38	38	19
Net Income Applicable to Common Stock	18,231	21,281	22,723	13,072

Application, Exhibit E, p. 47; Response to Updated Interrogatory FI-34.

The following is a summary balance sheet:

Docket No. 16-07-09	Page 14

	12/31/14 ($000)	12/31/15 ($000)	6/30/16 ($000)
Cash and Cash Equivalents	2,475	731	1,143
Accounts Receivable	11,971	11,012	11,573
Total Current Assets	36,168	27,029	30,941
Net Utility plant	506,939	546,284	568,406
Total Assets	671,189	716,518	745,241
Accounts Payable and Accrued Expenses	10,019	11,882	137,163
Total Current Liabilities	36,939	23,622	30,273
Total Long-term Liabilities	176,372	186,128	190,470
Total Capitalization	386,824	402,403	432,072
Total Capitalization and Liabilities	671,189	716,518	745,241

Application Exhibit E, p. 48; Response to Updated Interrogatory FI-8.

CWS exhibits a very sound financial position for year-end 2015 and the six months ended June 30, 2016. The 2015 balance sheet shows $716,518,000 in total assets and a capitalization of $402,403,000. The June 2016 six months balance sheet shows $745,241,000 in total assets and a capitalization of $432,072,000. The 2015 income statement shows a profitable company with operating revenues of $96,041,000 and a net income of $22,723,000. The June 2016 six month income statement shows operating revenues of $47,607,000 and a net income of $13,091,000. The three years ending 2013 through 2015 show revenue trending upward. CWS reported that it has had 35% earnings growth from 2012-2015. Response to Interrogatory FI-33. Cash flow is more than ample with net cash and cash equivalents provided by operating activities of $41,146,000 at year end 2015. Response to Interrogatory FI-20. The Authority considers CWS to be strong financially, based on its balance sheet showing a good capitalization and its income statement showing profitability that is sufficient to execute the proposed change of control.

Financial analysis of the financial statements produced the following ratios:

Docket No. 16-07-09	Page 15

	CWS as of 12/31/15	CWS Pro Forma taking into consideration Change of Control
Current Ratio	0.73	0.77
Cash Flow from Operations Ratio	1.09	1.08
Times Interest Earned	4.254	4.20
Cash Flow Coverage Ratio	.18	.18
Total Debt/Total Capital (%)	47% debt 53% equity	46% debt 54% equity
Funds from operations/total debt (%)	19.83%	19.75%
Net Debt to Earnings Before Interest Taxes Depreciation and Amortization Ratio	4.71	4.68
Return on Total Assets	4.00%	3.92%
Return on Total Capital	2.74%	2.60%

Response to Interrogatory FI-30.

The Company believes that it is financially suitable for this change of control. Tr. 9/16/16, pp. 61 and 62. In particular, the Authority, considered CWS times interest earned ratio of 4.254, which indicates the number of times that earnings cover interest expense. This solvency ratio shows that CWS has the ability to meet long-term obligations as they come due. Since this change of control is through a stock swap, the pro forma times interest earned ratio is barely affected. The return on total assets of 4.00% is strong and indicates that the management of CWS has sufficiently used its resources to obtain income. The Authority finds the above financial metrics to indicate a strong financial position and the suitability of combining with the HVWC in this proposed change of control transaction.

CWS is of the opinion that this change of control transaction is beneficial due to the Company’s strong market capitalization and $60 million carrying lines of credit which should provide immediate access to capital greater than what is currently available to HVWC. Response to Interrogatory FI-32. During cross-examination the HVWC witness indicated that they do not have any current credit lines. Tr. 9/16/16, p. 55. The Authority concurs with CWS that this change of control will provide HVWC greater access to capital and provide a stable future financial platform for Heritage.

CWC and CWS both have an A credit rating with Standard and Poor’s. Due to the merger with the HVWC, CWS is of the opinion that there should be no impact to the credit rating of CWC and CWS due to the relative size and small change to the current capital structure. Response to Interrogatory FI-22. The Authority finds these ratings show CWS has a strong financial position and is suitable for this change of control transaction.

Docket No. 16-07-09	Page 16

Short-term debt availability for CWS is shown through two lines of credit with Citizens and CoBank. There is a $45,000,000 line with Citizens having a balance of $14,472,348 and a $15,000,000 line of credit with CoBank with a balance of $15,000,000. Response to Interrogatory FI-44. The Company believes these lines to be adequate considering the need for short-term financing in the future produced by the HVWC acquisition. Tr. 9/16/16, p. 56. The Authority agrees with CWS.

b.    Heritage Village Water Company

HVWC provides water and sewer treatment services for condominium units, commercial properties and recreational facilities at Heritage Village in Southbury, Connecticut. HVWC also provides water services for sections of the towns of Middlebury, Southbury, and Oxford, Connecticut. Application, Exhibit F, p. 5.

The following is a summary income statement for HVWC:

	12/31/14 In $	12/31/15 In $
Revenues	3,159,093	3,531,920
Total Operating Expenses	3,077,051	3,218,441
Operating Income	82,042	313,479
Other Income	22,041	47,064
Net Income before Income Taxes	104,083	360,543
Income Taxes	50,032	241,722
Net Income	54,051	118,821

Application, Exhibit F, p. 3.

The following is a summary balance sheet for HVWC:

	12/31/14 In $	12/31/15 In $
Cash and Cash Equivalents	887,556	1,180,061
Accounts Receivable	362,724	394,093
Net Utility plant	27,990,519	28,116,245
Total Assets	29,554,856	30,183,101
Accounts Payable and Accrued Expenses	253,626	388,215
Total Long-term Liabilities	7,225,832	7,793,628
Total Capitalization	4,521,876	4,540,697
Total Capitalization and Liabilities	29,554,856	30,183,101

Application, Exhibit F, p. 2.

Docket No. 16-07-09	Page 17

HVWC exhibits a strong balance sheet with $30,183,101 in total assets, net utility plant of $28,116,245 and a capitalization of $4,540,697 as of December 31, 2015. HVWC‘s income statement shows revenues of $3,531,920 and a net income of $118,821. Cash flow is ample showing net cash from operating activities of $716,998 as of December 31, 2015. The Authority finds that HVWC has a strong financial position and will add revenues and profits to CWS when the change of control takes place.

c.    Capital Structure

The capital structure of CWS will be mildly impacted from this change of control; however, the capital structure of HVWC will be impacted with a large increase of equity in the capital structure. CWS journal entries to record the acquisition price paid for HVWC in CWS stock is a debit to investment in subsidiary of $16,100,000 and a credit to common stock of $16,100,000. The HVWC’s journal entries to adjust the Company’s equity to what CWS invested in it is a debit to Plant- Acquisition adjustment of $11,559,000 and a credit to common stock equity of $11,599,000. The consolidating eliminating journal entries are a debit to common stock equity of $16,100,000 and a credit to investment in subsidiary of $16,100,000. Application, Benoit PFT, p. 6; Exhibit DCB-2, p. 1.

There is minimal impact on the Company’s capital structure, because of this change of control transaction with a 0.7% change in the mix between equity and debt of the parent CWS. In addition, there is minimal impact on all line items in the projected balance sheet after the transaction is concluded. Application, Exhibit DCB-3; Response to Interrogatory FI-7.

This transaction serves to increase the HVWC’s capital structure to 77.2% equity and 22.8% debt, as a standalone water utility. For ratemaking purposes HVWC falls under the definition of a small water company and is subject to the Decision dated October 23, 2013, in Docket No. 13-01-29, Investigation for Streamlining the Ratemaking Process for Small Water Utilities (Streamlining Decision). In that Decision, the Authority established an average capitalization equity ratio for small water companies at between 40% to 60%. The Applicants suggest that any rate making issues associated with the HVWC capital structure be addressed the next time Heritage’s rates are subject to a general review. Response to Interrogatory FI‑17. The Authority agrees and finds this ratemaking issue not to be a hinder its review of the Application.

d.    Dividend Policy

CWS dividend policy to determine any dividends paid up from its subsidiaries is based on the following factors:

1.	Financial performance for the period ended.

2.	Current and resulting capital structure.

3.	Planned capital spending in the upcoming quarter and year.

Docket No. 16-07-09	Page 18

CWS reported that these factors will be considered when the HVWC becomes a subsidiary of CWS. Response to Interrogatory FI-24. The Authority finds this dividend policy to be acceptable.

e.    Transaction Costs

CWS reported that total out of pocket costs should be in the range of $300,000 to $350,000. Legal costs that CWS has incurred through July 2016 is $150,000. The $150,000 to $200,000 anticipated additional costs will primarily be legal costs associated with the PURA hearings and briefing, governance matters associated with the closing, and the costs of defending any litigation. Response to Interrogatory FI-21 Supplemental. The Authority finds these estimated transaction costs to be reasonable.

f.    Ring Fencing

Ring fencing is defined as a process, used by regulators, of separating the parent company and other affiliates from the subject regulated utility to insulate the regulated utility from the business practices and credit risks of the parent and other affiliates. Ring fencing serves to protect the ratepayer of the regulated utility from undo risk. Ring fencing mechanisms, although a part of other change of control dockets was not built into this specific change of control docket. CWS believes that in light of its business profile of owning primarily other domestic regulated water utilities, ring fencing measures are not necessary or appropriate. Response to Interrogatory FI-41; Tr. 9/16/16, pp. 63 and 64. The Authority concurs and will not require a ring fencing measure to be implemented as part of this acquisition.

g.    Employee Benefits

The Company stated that there will be no impact on the CWS subsidiary pension plans as they have been closed to new entrants since 2009. HVWC does not offer a defined benefit pension plan. Response to Interrogatory FI-38. In addition, there will be no impact on post-retirement benefits other than pensions (PBOP) for CWS since it has been closed to new entrants as of 2009. HVWC does not offer that benefit. Response to Interrogatory FI-37. The Authority finds that there will be no impact on the CWS’ subsidiaries pension and OPEB plans.

F.	CWS SUITABILITY TO ACQUIRE HVWC

1.    Financial, Technological and Managerial Suitability

In approving this acquisition, the Authority must consider in whether CWS has the financial, managerial and technical resources to operate the HVWC in a reliable and efficient manner and to provide continuous, adequate service to the customers served by Heritage. CWS owns and operates public water systems serving customers in 56 cities and towns throughout Connecticut. Application, Exhibit A.1, p. 3. Additionally, in the past 30 years, CWS has acquired 58 small water systems and assimilated water systems into its operations. Application, Exhibit A.1, p. 7. CWS also has the technical expertise,

Docket No. 16-07-09	Page 19

economies of scale and financial strength of larger organizations to meet the drinking and wastewater needs to HVWC. Id., p. 7. Accordingly, CWS possesses the financial, managerial and technical resources to take the actions necessary to assure the availability and potability of water and the provision of water at adequate volume and pressure to the persons served by HVWC, including addressing deficiencies, if any, with respect to HVWC. CWS has financial strength to acquire HVWC, which is discussed in details in the Section II.E.1.a above.

CWS is made up of small and medium-size water systems similar to HVWC. Application, Thornburg PFT, pp. 73 and 74. CWS has professionals who will maintain the HVWC systems, quickly respond to and identify issues associated with operations, regulations and maintenance of water and wastewater systems. CWS also has access to technologies that can better serve customers. Application, Thornburg PFT, pp. 97-135. CWS will ensure the operations will be managed in a way they that will have a minimum impact on the Pomperaug River and local water resources.

2.    Safe, adequate and reliable service to the public

CWS and HVWC have ability to provide safe, adequate and reliable service to the public through the company’s plant, equipment and manner of operation. CWS will have a regular communication with customers pertaining to their water services. Customers will have options to pay their bills, will be kept informed about planned work in their neighborhood and surveyed by CWS to measure their satisfaction with the Company. CWS will also provide HVWC customers a web page to access information customer service and billing. Responses to Interrogatories CA-1 and CA-2, Exhibit CA‑1-1.

3.    Summary

CWS/CWC has a long history of acquiring and assimilating water systems into its operations. Based on CWS technical, financial, and managerial resources and proximity to CWC’s Naugatuck Water Supply System to HVWC, the Authority determines that CWS is a suitable entity to acquire HVWC.

G.	SECTION 16-47 REQUEST FOR CHANGE OF CONTROL

The Authority commenced these proceedings pursuant to Conn. Gen. Stat. §16‑47. Pursuant to Conn. Gen. Stat. §16-47, a water company may not change of control without the consent of the Authority. In making such a determination, the Authority, is required under Conn. Gen. Stat. §16-47(d) to consider: (1) whether the acquiring entity has the financial, technological and managerial suitability and responsibility of CWS, (2) the ability of CWS and HVWC to provide safe, adequate and reliable service to the public through the company’s plant, equipment and manner of operation if the application were to be approved. Under Conn. Gen. Stat. Title 16, the Authority also has a responsibility to ensure that the change of control is in the public interest. The Authority, therefore, must determine the actions that must be taken and the expenditures that may be required, including approval of the change of control of HVWC to assure the availability and potability of water

Docket No. 16-07-09	Page 20

and the provision of water at adequate volume and pressure to the persons served by HVWC.

For the reasons discussed in this Decision, the Authority has determined, based on the factors set forth in Conn. Gen. Stat. §16-47, and based on evidence submitted in this proceeding, that approval of the change of control of HVWC is in order. The HVWC will become a direct, wholly-owned subsidiary of CWS. The HVWC will be the surviving corporation and all of the HVWC stock will be owned by CWS. The HVWC customers will continue to be HVWC customers and be billed at this same rate for service, as they are billed currently.

H.	CUSTOMER SERVICE

CWS plans to use a combination of tools to communicate to the HVWC customers and community leaders when the proposed acquisition is approved. The communications will provide consistent messages for customers on how to reach the Company, where to access or request copies of Company Rules and Regulations and schedule of rate and charges, the benefits of the transaction, and the benefits related to water conservation efforts and the interest of the Town and the Pomperaug River. The Company will use a direct mailing to welcome new customers, a news release, bill inserts and a set of Frequently Asked Questions will be posted on the website. Response to Interrogatory CA-2.

CWS has stated that many customer service benefits to former HVWC customers would result from the proposed acquisition. These benefits include operational efficiencies, purchasing power and other economies of scale that is passed along to their customers. CWC has been the contract operator, providing operations and other support services to the HVWC system for more than a decade. CWS will continue to make available up to 0.5 million gallons to the HVWC system through the existing interconnection in Middlebury to satisfy peak demands. This interconnection agreement with CWS can also be used to meet additional demands of future users in an environmentally sound manner, while reducing the pressure on the sources in the Pomperaug River watershed. Regular communications will be provided to customers and a dedicated web page will be established for the HVWC customers to access information on the process as well as customer service and billing. Responses to Interrogatories CA-1 and CA-2, Exhibit CA-1-1.

III.    FINDINGS OF FACT

1.	CWS will acquire HVWC for $20.9 million, $16.1 million in a stock for stock merger transaction and $4.8 million in debt.

2.	HVWC will become a direct, wholly-owned subsidiary of the CWS after the transaction.

3.	HVWC will maintain its current name after acquisition.

4.	HVWC is located in Southbury, Connecticut.

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5.	HVWC owns water systems in the towns of Southbury, Middlebury and Southbury.

6.	Southbury has not exercised its Right of First Refusal to purchase HVWC.

7.
CWS, Southbury and PRWC will study the interaction of water system operations and the Pomperaug River and develop a long term operations plan that seeks to mitigate the impacts on the Pomperaug while meeting the public water supply needs of the CWC and the HVWC customers.

8.	The HVWC system serves currently 4,844 water customers and 3,040 wastewater customers.

9.	The HVWC net utility plant is $28.1 million.

10.	The HVWC distribution system has 421,968 feet, (about 80 miles) of transmission and distribution water mains.

11.	The HVWC water system has 2.54 mgd water supply including 0.5 mgd from the interconnection between HVWC and CWC.

12.	HVWC has five active wells and one inactive well, three pump stations and two water tanks.

13.	HVWC is interconnected with CWC Naugatuck Water Supply System at Judd Road in western Middlebury.

14.	CWS serves approximately 92,000 customers in 56 towns across Connecticut.

15.	CWS is made up of small and medium-size water systems similar to HVWC.

16.	The HVWC water system is approximately 50-year old and is in good condition.

17.	The HVWC’s NRW is below 15%.

18.	The HVWC’s Rules and Regulations will remain the same after acquisition.

19.	Post-acquisition, CWC and HVWC will remain stand-alone entities under the parent company, CWS.

20.	The Company is not proposing any changes to the rates or any conditions to the water or sewer service for HVWC at this time.

21.	HVWC will continue to file its rate applications as a stand-alone entity unless or until, at some time in the future, it is merged into CWC.

22.	As long as CWC and HVWC remain separate companies, each company will submit separate cost of service studies when filing their respective rate applications.

Docket No. 16-07-09	Page 22

23.	CWC is the largest domestically based investor-owned water company in Connecticut.

24.	HVWC does not have a WICA program at this time.

25.	HVWC’s RAM and ESM filings will be submitted based on CWS’ existing audited accounting methods and must comply with Orders No. 10 and 11 from the 2015 Rate Decision.

26.	CWC will continue to be a separate subsidiary of CWS so CWC’s WICA, RAM and ESM will only be charged to its own customers.

27.	CWC’s current rate structure includes a Sales for Resale rate which is charged to HVWC for any water is purchases from CWC.

28.	The Sales for Resale rate is equal to its commercial rate in CWC’s Main Division.

29.	CWS will track synergy savings post-merger, and present a clear, transparent approach to the sharing of savings next time it seeks to modify the rates of HVWC.

30.	The purchase price of $16,115,760 was determined through a negotiation process between CWS and HVWC.

31.	To effectuate this change of control, the acquisition of HVWC by CWS will be executed through a stock-for-stock merger transaction.

32.	The parameters of the CWS/HVWC stock for stock merger are set by the exchange ratio.

33.	The exchange ratio is the relative number of new shares that will be given to existing shareholders of a company that has been acquired or merged with another.

34.	HVWC had 1,620 shares of issues and outstanding common stock as of December 31, 2015.

35.	The price to compute the purchase price is $9,948.

36.	This purchase price of $16,115,760 is equal to $9,948 x 1,620 HVWC shares outstanding.

37.	The acquisition premium was $11,575,064.

38.	CWS is one of the ten largest investor-owned water utilities in the country.

39.	Non-regulated operations account for approximately 8% of its consolidated net income.

Docket No. 16-07-09	Page 23

40.	The active wholly-owned subsidiaries of CWS are the Connecticut Water Company, Maine Water Company, Chester Realty and NEWUS.

41.	CWS’s operating revenues are $91,481,000 for December 31, 2013; $94,020,000 for December 31, 2014; $96,041,000 for December 31, 2015 and $47,607,000 for June 30, 2016.

42.	CWS’s net income applicable to common stock is $18,231,000 for December 31, 2013; $21,281,000 on December 31, 2014; $22,723,000 for December 31, 2015 and $13,072,000 on June 30, 2016.

43.	CWS shows balances for total current assets of $36,168,000 in December 31, 2015; $27,029,000 for December 31, 2015 and $30,941,000 for June 30, 2016.

44.	CWS shows balances for net utility plant of $506,939,000 on December 31, 2014; $546,284,000 on December 31, 2015 and $568,406,000 on June 30, 2016.

45.	CWS shows balances for total assets of $671,189,000 on December 31, 2014; $716,518,000 on December 31, 2015 and $137,163,000 on June 30, 2016.

46.	CWS shows balances for total current liabilities of $36,939,000 on December 31, 2014; $23,622,000 on December 31, 2015 and $30,273,000 on June 30, 2016.

47.	CWS shows balances for total long-term liabilities of $176,372,000 on December 31, 2014, $186,128,000 on December 31, 2015 and $190,470,000 on June 30, 2016.

48.	CWS shows balances for total capitalization of $386,824,000 on December 31, 2014; $402,403,000 on December 31, 2015 and $432,072,000 on June 30, 2016.

49.	CWS shows a current ratio of 0.73 on December 31, 2016.

50.	CWS shows cash flow from operations ratio at 1.09 for December 31, 2015.

51.	CWS shows a times interest earned ratio of 4.25.

52.	CWS capital structure is 47% debt and 53% equity.

53.	CWS return on total assets is 4.00%.

54.	CWS return on total capital is 2.74%.

55.	HVWC provides water and sewer treatment services for condominium units, commercial properties and recreational facilities at Heritage Village in Southbury, Connecticut.

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56.	The HVWC balance sheet shows $30,183,101 in total assets, net utility plant of $28,116,245 and a capitalization of $4,540,697 as of December 31, 2015.

57.	The HVWC income statement shows revenues of $3,531,920 and a net income of $118,821.

58.	HVWC shows net cash from operating activities of $716,998 as of December 31, 2015.

59.	CWS dividend policy is based on financial performance, capital structure and planned capital spending.

60.	CWS reported that total out of pocket costs should be in the range of $300,000 to $350,000 for this change of control transaction.

61.	The legal costs CWS has incurred through July 2016 is $150,000.

62.
Ring fencing is a process, used by regulators of separating the parent company and other affiliates from the subject regulated utility to insulate the regulated utility from the business practices and credit risks of the parent and other affiliates.

63.	The process of ring fencing serves to protect the ratepayer of the regulated utility from undo risk.

64.	HVWC does not offer a defined benefit pension plan.

65.	HVWC does not offer PBOP benefits.

66.	CWS/CWC has a long history of acquiring and assimilating water systems into its operations.

67.	CWS is a suitable entity to acquire HVWC.

68.	CWS has ability to provide safe, adequate and reliable service to the public through the company’s plant, equipment and manner of operation.

69.	CWS will use direct mailing to welcome new customers.

70.	CWS has been the operator, providing operations and other support services for the HVWC system for more than a decade.

71.	CWS will provide a dedicated web page for Heritage customers to access information regarding customer service and billing.

IV.    CONCLUSION AND ORDERS

A.	CONCLUSION

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CWS has the technical, financial and managerial resources to own and operate HVWC and to provide potable water at adequate volume and pressure to Heritage customers and is geographically located close to HVWC. Therefore, CWS is a suitable entity to assume the ownership, management and control of HVWC. Accordingly, pursuant to Conn. Gen. Stat. §§16-47 the Authority hereby approves the acquisition of HVWC by CWS.

The Authority finds a very robust financial picture for CWS with good earnings, a strong balance sheet and good cash flow. This change of control will lead to a synergistic relationship that will benefit CWS with added revenues and HVWC with increased access to capital by being a subsidiary of a publicly traded parent company.

B.	ORDERS

For the following Orders, submit one original of the required documentation to the Executive Secretary, Public Utilities Regulatory Authority, Ten Franklin Square, New Britain, CT 06051, and file an electronic version through PURA’s website at www.ct.gov/pura. Submissions filed in compliance with PURA’s Orders must be identified by all three of the following: Docket Number, Title and Order Number:

1.
Within 30 days of the issuance of this Decision, CWS shall submit to the Authority, in writing, the names, mailing and email addresses, and telephone numbers, including emergency telephone numbers, of the administrator and certified operator of HVWC.

2.
No later than July 31, 2018, HVWC shall update HVWC’ Water Supply Plan and submit such update to the Authority. Revisions shall include, but not be limited to, any agreed upon operational changes or revisions to the emergency contingency plan and water conservation, to strengthen protections for the water resources of the Pomperaug River.

3.	No later than January 31, 2017, CWS shall submit to the Authority a plan for the repairs of the water tanks. The plan shall include completion date and the estimate for the repairs.

4.
No later than ten business days after the closing, the Applicants shall notify the Authority that no material modifications were made to the terms and conditions of the Purchase Agreement as specified in the Application.

5.	No later than ten business days following the completion of the accounting for the proposed transaction, the Applicants shall file with the Authority all journal entries resulting at that point.

6.
No later than 30 business days after the closing, the Applicants shall submit to the Authority, a schedule of all actual expenses related to this transaction indicating the payee, the amount and a brief description of the expense.

Docket No. 16-07-09	Page 26

7.
No later than ten business days after the closing, the Applicants shall submit to the Authority, the stock for stock exchange ratio calculation showing the price of the CWS stock at the closing of the transaction.

8.	The HVWC shall file with the Authority with any rate application its requested treatment of the acquisition premium of $11,575,064 as a result of this change of control transaction.

DOCKET NO. 16-07-09	APPLICATION OF CONNECTICUT WATER SERVICE, INC. AND THE HERITAGE VILLAGE WATER COMPANY FOR APPROVAL OF CHANGE OF CONTROL

This Decision is adopted by the following Commissioners:

John W. Betkoski, III

Michael A. Caron

CERTIFICATE OF SERVICE

The foregoing is a true and correct copy of the Decision issued by the Public Utilities Regulatory Authority, State of Connecticut, and was forwarded by Certified Mail to all parties of record in this proceeding on the date indicated.

/s/ Jeffrey R. Gaudiosi, Esq.	December 5, 2016
Jeffrey R. Gaudiosi, Esq.	Date
Executive Secretary
Public Utilities Regulatory Authority